                                                                    EXHIBIT 7(I)


                       [LETTERHEAD OF WELLS FARGO BANK]

January 14, 1997


Mr. Robert Olsen
Chief Financial Officer
Leslie's Poolmart
20222 Plummer Street
Chatsworth, CA 91311

Dear Bob:

This letter is to confirm that Wells Fargo Bank, National Association ("Bank"), subject to all terms and conditions contained herein, has agreed to make available to Leslie's Poolmart, a California Corporation ("Borrower") a revolving line of credit under which Bank will make advances to Borrower from time to time up to and including March 31, 2000 not to exceed at any time the maximum principal of $30,000,000 during 1997, $32,000,000 during 1998 and $35,000,000 thereafter ("Line of Credit"), the proceeds of which shall be used for working capital.

Letter of Credit Subfeature. As a subfeature under the Line of Credit, Bank
---------------------------
agrees from time to time during the term thereof to issue sight commercial or standby letters of credit for the account of Borrower (each, a "Letter of Credit" and collectively, "Letters of Credit"); provided however, that the form and substance of each Letter of Credit shall be subject to approval by Bank, in its sole discretion; and provided further, that the aggregate undrawn amount of all outstanding Letters of Credit shall not at any time exceed Three Million Dollars ($3,000,000.00). Each Letter of Credit shall be issued for a term not to exceed 365 days, as designated by Borrower; provided however, that no Letter of Credit shall have an expiration date subsequent to the maturity date of the Line of Credit. The undrawn amount of all Letters of Credit shall be reserved under the Line of Credit and shall not be available for borrowings thereunder.

Borrowing and Repayment. Borrower may from time to time during the term of the
-----------------------
Line of Credit borrow, partially or wholly repay its outstanding borrowings, and reborrow; provided however, that the total outstanding borrowings under the Line of Credit shall not at any time exceed the maximum principal amount available thereunder, as set forth above.

COLLATERAL:

As security for all indebtedness of Borrower to Bank, Borrower shall grant to Bank security interests of first priority in all Borrower's accounts, accounts receivable, equipment, general intangibles, deposit accounts, chattel paper, documents, instruments, rights to payment and inventory.

Borrower shall reimburse Bank immediately upon demand for all costs and expenses incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, audits and title insurance.

INTEREST/FEES:

Interest. The outstanding principal balance of the Line of Credit shall bear
--------
interest in accordance with the following interest rate options, as designated by Borrower:

     (a) at a fluctuating rate per annum equal to the Prime Rate in effect from time to time plus the Applicable Prime Rate Margin*, or
                  ----

     (b) at a fixed rate per annum equal to the Base LIBOR Rate plus the
                                                                ----
     Applicable LIBOR Rate Margin*; provided, however, that each LIBOR interest
                                    --------  -------
     selection must be for a minimum amount of FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($500,000).

* The EBITDA Covorage Ratio tests below, used to determine the applicable margins are based upon a March 31, 1997 transaction closing date. Any material change in transaction closing date may require a change in the Coverage Ratio tests.

Applicable LIBOR and Prime Rate Margins:
---------------------------------------

At Closing Date                LIBOR plus 1.75% or Prime plus .25%

thereafter:

EBITDA Coverage Ratio          Applicable LIBOR and Prime Rate Margins
---------------------          ---------------------------------------


Upon Bank's receipt of the
designated financial statement
of Borrower, if Borrower's
EBITDA Coverage Ratio, as
described below, is:

(based upon Borrower's September 30,
1997 financial statement) (a) greater than
or equal to 6.10:1.00                                LIBOR plus 1.50% or Prime plus 0%

or (b) less than 6.10:1.00                           LIBOR plus 1.75% or Prime plus .25%

(based upon Borrower's December 31,
1997 financial statement) (a) greater than
or equal to 3.50:1.00                                LIBOR plus 1.50% or Prime plus 0%

or (b) less than 3.50:1.00                           LIBOR plus 1.75% or Prime plus .25%

(based upon Borrower's March 31, 1998
financial statement) (a) greater than or
equal to 1.70:1.00                                   LIBOR plus 1.50% or Prime plus 0%

or (b) less than 1.70:1.00                           LIBOR plus 1.75% or Prime plus .25%

(based upon Borrower's June 30, 1998
financial statement and each quarterly
statement thereafter) (a) greater than or
equal to 2.25:1.00, as of the end of any
fiscal quarter of any fiscal year                    LIBOR plus 1.25% or Prime plus 0%

or (b) greater than or equal to 1.90:1.00, as
of the end of any fiscal quarter of any fiscal
year                                                 LIBOR plus 1.50% or Prime plus 0%

or (c) less than 1.90:1.00, as of the end of
any fiscal quarter of any fiscal year                LIBOR plus 1.75% or Prime plus .25%

The Applicable LIBOR and Prime Rate Margins shall be based upon the Borrower's EBITDA Coverage Ratio, as calculated quarterly as at the end of each fiscal quarter of Borrower based upon the two (2) and three (3) immediately preceding fiscal quarters, including the quarter then ended, for the quarters ending September 30, 1997 and December 31, 1997, respectively. Beginning with the Bank's receipt of the Borrower's March 31, 1998 financial statement, the Applicable LIBOR and Prime Rate Margins shall be based upon the Borrower's EBITDA Coverage Ratio, as calculated quarterly as at the end of each fiscal quarter of Borrower based upon the four (4) immediately preceding fiscal quarters, including the quarter then ended. The applicable margins shall be redetermined quarterly on the date Bank receives quarterly financial statements.

Base LIBOR Rate "The Base LIBOR Rate" means the average of the rate per annum at
---------------
which U.S. dollar deposits are offered to Bank in the London interbank eurocurrency market on the second LIBOR Business Day prior to the commencement of a LIBOR interest period at or about 11:00 a.m. (London time), for delivery on the first day of such interest period, for a term comparable to the number of days in such interest period and in an amount approximately equal to the principle amount to which such interest period shall apply.

Prime Rate. The "Prime Rate" is a base rate that Bank from time to time
----------
establishes and which serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto. Each change in the rate of interest shall become effective on the date each Prime Rate change is announced within Bank.

Computation and Payment. Interest shall be computed on the basis of a 360-day
-----------------------
year, actual days elapsed, and shall be payable at the times and place set forth in any promissory note of other document executed by Borrower to evidence any extension of credit by Bank.

Unused Commitment Fee. Borrower shall pay to bank a fee equal to one quarter
---------------------
percent (1/4%) per annum (computed on the basis of a 360-day year, actual days elapsed) on the average daily unused amount of the Line of Credit, which fee shall be calculated on a quarterly basis by Bank.

Letter of Credit Fees. Borrower shall pay to Bank fees upon the issuance of each
---------------------
Letter of Credit, upon the payment of negotiation by Bank of each draft under any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including without limitation, the transfer, amendment or cancellation of any Letter of Credit) determined in accordance with Bank's standard fees and charges then in effect for such activity.

CONDITIONS PRECEDENT:

Prior to Bank's extension to Borrower of any credit contemplated by this letter, all of the following shall have occurred:

Loan Documents.  Borrower shall have executed, or caused to be executed by any
--------------
guarantor or other party required hereby, and delivered to Bank, any and all promissory notes, contracts, instruments and other documents, including without limitation a comprehensive loan agreement, required by Bank to evidence Bank's extension of credit pursuant to the terms and conditions of this letter, all of which shall be in form and substance satisfactory to Bank and shall include, in addition to the terms and conditions of this letter, such representations, warranties, conditions, covenants, events of default and other provisions as Bank deems appropriate.

Financial Condition. There shall have been no material adverse change, as
-------------------
determined by Bank, in the financial condition or business of Borrower, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower.

Credit Checks. Bank shall have conducted and shall be satisfied with the results
-------------
of credit checks on Borrower and all other persons and entities which directly or indirectly own or control Borrower.

Insurance.  Borrower shall have delivered to Bank evidence of insurance coverage
---------
on all Borrower's property, in form, substance, amounts, covering risks and issued by companies satisfactory to Bank, and where required by Bank, with loss payable endorsements in favor of Bank.

Senior Unsecured Debt Securities. Borrower shall have delivered to Bank the
--------------------------------
proposed Bond Indenture Agreement and all related documents to be entered into by Borrower in connection with BT Securities Corporation's proposed $85 Million Senior Unsecured Debt Securities underwriting for Borrower. All of said documents shall be in form and substance satisfactory to Bank, including all proposed covenants included in said documents.

Preferred and Common Stock Issuance. Borrower shall have a minimum of $50
-----------------------------------
Million, in aggregate, in common and payment-in-kind preferred stock on its opening balance sheet, as of the transaction closing date.

COVENANTS:

The loan agreement required by Bank shall include such covenants as Bank may require, which may include, without limitation, (a) covenants obligating Borrower, and any guarantor or other party as required by Bank, to: provide financial statements; preserve and maintain its facilities; maintain insurance; pay taxes and other indebtedness when due; notify Bank of litigation; and maintain Borrower's financial condition at all levels and in accordance with standards acceptable to Bank; and (b) covenants restricting the ability of Borrower, or any such guarantor or other party, to: invest in fixed assets; incur lease obligations; borrow from others; create or permit liens on assets; merge; change the nature of Borrower's business; sell a substantial part of Borrower's assets; make loans or investments; pay dividends or redeem stock; or guaranty debts of others.

Without limiting the covenants which Bank may require in the loan agreement with Borrower, Bank has determined that such document will include Borrower's agreement:

Financial Statements. To provide to Bank all of the following, in form and
--------------------
detail satisfactory to Bank:

(a) not later than 90 days after and as of the end of each fiscal year, an audited financial statement of Borrower, prepared by a Certified Public Account acceptable to Bank to include a Balance Sheet, Income Statement and Statement of Cash Flow.

(b) not later than 45 days after and as of the end of each quarter, a financial statement of Borrower, prepared by Borrower, to include a Balance Sheet, Income Statement and Statement of Cash Flow.

(c) from time to time such other information as Bank shall reasonably request.

Litigation. To promptly give notice in writing to Bank of any litigation
----------
pending or threatened against Borrower with a claim in excess of $1,000,000.

Financial Condition. To maintain Borrower's financial condition as follows using
-------------------
generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein), with compliance determined commencing with Borrower's financial statements for the period ending June 30, 1997.

(a) Net Worth not less than the following amounts shown below, determined as of the end of each corresponding fiscal quarter (based upon a transaction closing date of March 31, 1997):

Fiscal Quarter Ended                      Amount
--------------------                      ------
June 30, 1997                             $49,000,000
September 30, 1997                        $56,000,000
December 31, 1997                         $46,000,000
March 31, 1998                            $32,000,000
June 30, 1998                             $50,500,000
September 30, 1998                        $59,500,000
December 31, 1998                         $49,000,000
March 31, 1999                            $33,500,000
June 30, 1999                             $55,000,000
September 30, 1999                        $66,500,000
December 31, 1999                         $55,000,000

(b) Net Income (net loss) after taxes not less than (not greater than) the amount set forth below, determined as of the corresponding fiscal quarter for the then current fiscal year-end based upon the four (4) immediate preceding fiscal quarters, including the fiscal quarter then ended:


Fiscal Quarter Ended                        Amount
--------------------                        ------
March 31, 1998                            ($5,000,000)
June 30, 1998                             ($2,500,000)
September 30, 1998                          ($500,000)
December 31, 1998                         ($1,000,000)
March 31, 1999                            ($2,500,000)
June 30, 1999                                      $0
September 30, 1999                         $2,500,000
December 31, 1999                          $1,500,000

(c) EBITDA Coverage Ratio not less than the ratio set forth below, determined as of the end of the corresponding fiscal quarter for the then current fiscal year end based upon the four (4) immediate preceding fiscal quarters, including the fiscal quarter then ended, with "EBITDA" defined as net profit before tax plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense, and with "EBITDA Coverage Ratio" defined as EBITDA divided by the aggregate of total interest expense plus the prior period current maturity of long-term debt and the prior period current maturity of subordinated debt:


Quarter Ended                           Minimum EBITDA Coverage Ratio
-------------                           -----------------------------
September 30, 1997                              5.75:1.00*
December 31, 1997                               3.20:1.00*
March 31, 1998                                  1.50:1.00
Each fiscal quarter thereafter                  1.75:1.00

* The EBITDA Coverage Ratios calculated for the quarters ending September 30, 1997 and December 31, 1997 are based upon the two (2) and three (3) immediate preceding fiscal quarters, including the fiscal quarter then ended, respectively.

(d) The sum of the aggregate amount of all outstanding borrowings under the Line of Credit (including advances and Letters of Credit) shall not, as of the end of any quarter, exceed a borrowing base ("Borrowing Base") which is: (i) eighty percent (80%) of Borrower's outstanding accounts receivable, plus (ii) (A) for each quarter ending March 31, sixty percent (60%) of the value of Borrower's inventory, or (B) for each remaining quarter end, fifty percent (50%) of the value of Borrow's inventory, with "value" defined as the lower of cost or market value; provided however, that in the event such borrowings exceed the Borrowing
       -------- -------
Base at the end of any quarter, an Event of Default shall not exist unless Borrower fails to cure such default within twenty (20) days after Borrower receives written notice from Bank that borrowings exceeded the Borrowing Base. Bank shall have no obligation to make new advances under the Line of Credit or issue new Letters of Credit during such cure period.

(e) Funded Debt Ratio not greater than the ratio set forth below, determined as of the end of the corresponding fiscal quarter for the then current fiscal year end based upon the four (4) immediate preceding fiscal quarters, including the fiscal quarter then ended, with "Funded Debt" defined as all indebtedness or obligations of Borrower for borrowed money, all obligations evidenced by notes, bonds, debentures or similar instruments, all obligations under capital leases, and all reimbursement or other obligations of Borrower under or in respect of letters of credit, and "Funded Debt Ratio" defined as Funded Debt divided by
EBITDA:

Fiscal Quarter Ended                      Maximum Funded Debt Ratio
--------------------                      -------------------------
September 30, 1997                              3.00:1.00*
December 31, 1997                               4.15:1.00*
March 31, 1998                                  7.25:1.00
Each fiscal quarter thereafter                  5.00:1.00**

* The Funded Debt Ratios calculated for the quarters ending September 30, 1997 and December 31, 1997 are based upon the two (2) and three (3) immediate preceding fiscal quarters, including the fiscal quarter then ended, respectively.
** Except for the quarter ending March 31, 1999, at which time the Maximum Funded Debt Ratio shall be 5.75:1.00.

Capital Expeditures. Not to mako any additional investment in fixed assets in
-------------------
excess of an aggregate of $4,000,000 for the nine months ended December 31, 1997, $9,000,000 for 1998 and $10,500,000 for 1999.

Other Indebtedness. Not to create, incur, assume or permit to exist any
------------------
indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower to Bank, and (b) any other existing liabilities disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to borrower, including but not limited to an $85,000,000 Senior Unsecured bond issuance to be underwritten by BT Securities Corporation.

Merger Consolidation Transfer of Assets. Not to merge into or consolidate with
---------------------------------------
any other entity; nor to make any substantial change in the nature of Borrower's business as presently conducted; nor to acquire all or substantially all of the assets or any other entity; nor to sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower's assets except in the ordinary course of its business.

Guaranties.  Not to guarantee or become liable in any way as surety, endorser
----------
(other than as endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor to pledge or hypothecate any assets of Borrower as security for, any liabilities or obligations of any other person or entity, except any of the foregoing in favor of Bank.

Loans, Advances, Investments. Not to make any loans or advances to or
----------------------------
investments in any person or entity, except any of the foregoing disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to Borrower and additional loans or advances to employees in amounts not to exceed an aggregate of $250,000 outstanding at any one time.

Dividends, Distributions.  Not to declare or pay any dividend or distribution
------------------------
either in cash, stock or any other property on Borrower's stock now or hereafter outstanding; nor to redeem, retire, repurchase or otherwise acquire any shares of any class of Borrower's stock now or hereafter outstanding.

Pledge of Assets.  Not to mortgage, pledge, grant or permit to exist a security
----------------
interest in, or lien upon, all or any portion of Borrower's assets now owned or hereafter acquired, except any of the foregoing in favor of Bank or which is disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to Borrower.

ADDITIONAL TERMS AND PROVISIONS:

Whether or not any credit is extended to Borrower or a loan agreement or any other documents are agreed to and executed, Borrower shall be liable for and shall pay to Bank, immediately upon demand, the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with the negotiation and/or preparation of this letter, any such loan agreement, and any other contracts, instruments and documents required hereunder or thereunder, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to any Borrower or any other person or entity.

This letter shall be governed by and construed in accordance with the laws of the State of California. Upon demand of any party, any action, dispute, claim or controversy of any kind, whether in contract or tort, statutory or common law, legal or equitable, arising under or in any way pertaining to this letter or any extensions of credit or other activities, transactions or obligations of any kind related hereto, shall be resolved by binding arbitration administered by the American Arbitration Association ("AAA") in accordance with the AAA Commercial Arbitration Rules and the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision herein. Bank's current standard provision governing arbitration of disputes is deemed incorporated herein as though set forth in full and shall be included in full in the loan agreement and/or other contracts, instruments and documents required hereby. Any party who fails or refuses to submit to arbitration following a lawful demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration.

The commitment set forth herein is personal to Borrower and may not be transferred or assigned without the prior written consent of Bank. Neither this letter, nor any portions hereof, may be disclosed or exhibited to any person or entity without the prior written consent of the Bank.

Bank reserves the right to terminate this commitment at any time prior to receipt by Bank of a copy of this letter executed below by Borrower.

Your acknowledgment of this letter shall constitute acceptance of the foregoing terms and conditions. Unless accepted or terminated, this commitment shall expire on February 15, 1997. If the loan documentation required by Bank hereunder is not completed and the credit contemplated hereby has not been extended by Bank to Borrower for any reason by April 30, 1997, then this commitment shall expire on said date.

                                       Sincerely,


                                       WELLS FARGO BANK
                                       NATIONAL ASSOCIATION

                                       By: /s/ Brian Carrico
                                          -----------------------
                                       Title: Vice President
                                             --------------------

Acknowledged and accepted as of _________________.

-----------------------------

By:
   --------------------------

Title:
      -----------------------

By:
   --------------------------

Title:
      -----------------------